07020714

NEWALTA
Better ways to manage waste

SEC MAIL PROCESSING RECEIVED JAN 3 1 2007 WASH, D.C. 186 SECTION

January 22, 2007

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

SUPPL

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated January 15, 2007;
2. Short Form Prospectus dated January 18, 2007;
3. Consent Letter from Stikeman Elliott LLP dated January 18, 2007;
4. Consent Letter from Bennett Jones LLP dated January 18, 2007;
5. Consent Letter from Grant Thornton dated January 18, 2007; and
6. Consent Letter from Deloitte & Touche LLP dated January 18, 2007.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

PROCESSED
FEB 0 2 2007
THOMSON FINANCIAL

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

Vivian Zipchian

Signed by Vivian Zipchian
in the absence of:

Took Whiteley
Vice President and General Counsel

TBW/vz

Encl.

NEWALTA CORPORATION
1200, 333 - 11 Avenue S.W.
Calgary, AB T2R 1L9

TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces January Distribution

CALGARY, Alberta, Canada, January 15, 2007 – Newalta Income Fund ("Newalta") today announced that it has declared a cash distribution of 18.5 cents per trust unit for the month of January, 2007, payable on February 15, 2007, to all unitholders of record on January 31, 2007. The ex-distribution date is January 29, 2007.

Based on the January 15, 2007 closing price of $25.80 per trust unit, the January distribution represents an annualized cash-on-cash yield of approximately 8.6%.

Newalta Income Fund is one of Canada's leading industrial waste management and environmental services companies and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

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For further information, please contact:

Anne M. MacMicken
Director, Investor Relations
Phone: (403) 806-7019

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, except to the extent permitted by the underwriting agreement, the securities offered hereby may not be offered or sold in the United States of America or to a U.S. Person (as such term is defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States of America. See "Plan of Distribution".

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of Newalta Income Fund at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta, T2R 1L9, telephone (403) 806-7000 and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Newalta Income Fund at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.*

Short Form Prospectus

New Issue January 18, 2007

NEWALTA

NEWALTA INCOME FUND

$78,300,000

3,000,000 Trust Units

This short form prospectus qualifies for distribution 3,000,000 trust units ("Trust Units") of Newalta Income Fund ("Newalta Fund"), an unincorporated open-end mutual fund trust established pursuant to a deed of trust dated January 16, 2003 (the "Deed of Trust") and governed by the laws of the Province of Alberta. The outstanding Trust Units of Newalta Fund are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "NAL.UN". On January 9, 2007, the last trading day prior to the announcement of the offering (the "Offering"), the closing price of the Trust Units on the TSX was $26.71 per Trust Unit. The TSX has conditionally approved the listing of the Trust Units distributed under this short form prospectus. Listing is subject to Newalta Fund fulfilling all of the listing requirements of the TSX on or before April 11, 2007. The offering price of the Trust Units offered hereunder was determined by negotiation between Newalta Corporation ("Newalta"), on behalf of Newalta Fund, and CIBC World Markets Inc., on its behalf and on behalf of BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Canaccord Capital Corporation, Orion Securities Inc., Scotia Capital Inc. and Sprott Securities Inc. (collectively, the "Underwriters").

Price: $26.10 per Trust Unit

	Offering Price	Underwriters' Fee	Net Proceeds to Newalta Fund(1)
Per Trust Unit	$26.10	$1.305	$24.795
Total	$78,300,000	$3,915,000	$74,385,000

Note:

(1) Before deducting expenses of the Offering estimated at $385,000 which will be paid from the general funds of Newalta Fund.

The Underwriters, as principals, conditionally offer the Trust Units, subject to prior sale, if, as and when issued by Newalta Fund and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters by Bennett Jones LLP on behalf of Newalta Fund and by Stikeman Elliott LLP on behalf of the Underwriters.

Subscriptions for the Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to take place on January 26, 2007, prior to the January 31, 2007 record date for the distribution by Newalta Fund to holders of Trust Units ("Unitholders") payable on February 15, 2007. Accordingly, provided the Offering closes on or prior to January 31, 2007, subscribers who complete their purchase of Trust Units from the Underwriters and continue to own such Trust Units on January 31, 2007 will be eligible to receive the distribution of Newalta Fund payable on February 15, 2007. Subject to applicable laws, the Underwriters may effect transactions which stabilize or maintain the market price for the Trust Units at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

CIBC World Markets Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and Scotia Capital Inc. are subsidiaries of Canadian chartered banks (the "Banks") which are lenders to Newalta. Newalta has issued notes (the "Notes") to Newalta Fund on which it makes principal and interest payments. Newalta Fund also owns all of the issued and outstanding shares (the "Common Shares") of Newalta. As a result, Newalta Fund may be considered a connected issuer of CIBC World Markets Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and Scotia Capital Inc. for the purposes of securities regulations in certain provinces. See "Relationship Among Newalta, Newalta Fund and the Underwriters' and "Use of Proceeds".

The after tax return from an investment in Trust Units to Unitholders subject to Canadian federal income tax will depend, in part, on the composition for tax purposes of distributions paid by Newalta Fund (portions of which will be fully or partially taxable or may constitute non-taxable returns of capital which reduce the Unitholder's adjusted cost base in the Trust Units for tax purposes). The composition for tax purposes of those distributions may change over time, thus affecting the after tax return to Unitholders. On October 31, 2006 and December 21, 2006, the Minister of Finance (Canada) ("Finance") released proposed changes to the Tax Act (as hereinafter defined) (the "2006 Proposed Changes") (which are discussed in more detail under the heading "Canadian Federal Income Tax Considerations — 2006 Proposed Changes" and "Risk Factors — Proposed Changes to the Canadian Federal Income Tax Treatment of Mutual Fund Trusts"), which would, if enacted, apply a tax on certain income earned by a "specified investment flow-through" ("SIFT") trust, as well as taxing the taxable distributions received by investors from such entities as dividends. As currently drafted, the 2006 Proposed Changes do not change the tax treatment of distributions that are paid as a return of capital by SIFTs but there can be no assurance that the final legislation implementing the 2006 Proposed Changes will maintain such tax treatment. As currently drafted, the 2006 Proposed Changes will apply to income trusts, the units of which were publicly traded as of October 31, 2006, such as Newalta Fund, beginning with the 2011 taxation year of the trust, subject to issues of "undue expansion" discussed further herein. See "Canadian Federal Income Tax Considerations" and "Risk Factors — Proposed Changes to the Canadian Federal Income Tax Treatment of Mutual Fund Trusts".

A return on an investment in the Trust Units is not comparable to the return on an investment in a fixed-income security. The recovery of an initial investment in Newalta Fund is at risk, and the anticipated return on such investment is based on many performance assumptions. Although Newalta Fund intends to make distributions of its available cash to Unitholders, these cash distributions may be reduced or suspended. The actual amount distributed will be in accordance with the Deed of Trust and will depend on numerous factors, including the financial performance of the subsidiaries of Newalta Fund, debt obligations, working capital requirements, future capital requirements and the timing and application of the 2006 Proposed Changes. In addition, the market value of the Trust Units may decline if Newalta Fund's cash distributions decline in the future or the possibility that the 2006 Proposed Changes would apply to Newalta Fund and its Unitholders before 2011, and that decline may be material.

In the opinion of counsel to Newalta Fund and counsel to the Underwriters, provided Newalta Fund qualifies as a mutual fund trust under the *Income Tax Act* (Canada) (the "Tax Act"), the Trust Units will, at the date of issue, be qualified investments for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans ("RESPs") and deferred profit sharing plans ("DPSPs") under the Tax Act and the regulations thereunder (the "Regulations") (RRSPs, RRIFs, RESPs, and DPSPs being referred to collectively as "Exempt Plans"). Although the 2006 Proposed Changes will not modify the eligibility for investment of the Trust Units for the above-noted plans, it is expected that the 2006 Proposed Changes will reduce the amount of cash available for distributions on the Trust Units commencing in 2011. See "Eligibility For Investment".

It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing, and therefore the stability of the distributions that it receives. See "Risk Factors".

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that act or any other legislation. Furthermore, Newalta Fund is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on, or intend to carry on, the business of a trust company.

The head and principal office of each of Newalta Fund and Newalta is located at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9 and the registered office of Newalta is located at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

Unless otherwise specifically stated, all dollar amounts in this short form prospectus are expressed in Canadian dollars.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Newalta Fund filed with securities commissions or similar regulatory authorities in each of the provinces of Alberta, British Columbia, Manitoba, Ontario and Québec are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) Annual Information Form of Newalta Fund for the financial year ended December 31, 2005 dated March 24, 2006 (the "AIF");

(b) Management Information Circular and Proxy Statement of Newalta Fund dated March 27, 2006 relating to the Annual and Special Meeting of Unitholders held on May 18, 2006;

(c) Audited comparative consolidated financial statements of Newalta Fund as at and for the year ended December 31, 2005, together with the notes thereto and the auditors' report thereon;

(d) Management's Discussion and Analysis of Newalta Fund for the year ended December 31, 2005;

(e) Unaudited comparative consolidated financial statements of Newalta Fund as at and for the three and nine months ended September 30, 2006;

(f) Management's Discussion and Analysis of Newalta Fund for the three and nine months ended September 30, 2006;

(g) Material change report of Newalta Fund dated February 23, 2006 with respect to the short form prospectus public offering of 7,000,000 Trust Units; and

(h) Business Acquisition Report of Newalta Fund dated February 15, 2006 (the "BAR") with respect to the acquisition of the outstanding shares of PSC Industrial Services Canada Inc. ("PSC Canada").

Any material change reports, except confidential material change reports, business acquisition reports, comparative interim financial statements, comparative financial statements for Newalta Fund's most recently completed financial year, together with the accompanying report of the auditors, and information circulars filed by Newalta Fund with a securities commission or similar regulatory authority of a province of Canada in which a distribution of securities is made pursuant to this short form prospectus, after the date of this short form prospectus and prior to the termination of the distribution, shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this short form prospectus.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference in this prospectus, constitute "forward-looking statements". When used in these documents, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Newalta Fund, Newalta, the subsidiaries of Newalta Fund and/or Newalta, or their management, are intended to identify forward-looking statements. Such statements reflect the current views of Newalta Fund and Newalta with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, market conditions, competition, seasonality, regulation, industry conditions, access to industry and technology, insurance, possible volatility of Trust Unit price, debt service, future capital needs and availability of funds to finance expansion of services, market coverage, fluctuations in commodity prices, fluctuations in fuel costs, acquisition strategy, liabilities associated with acquisitions, integration of acquired businesses, dependence of Newalta Fund on senior management and Newalta, dealings with labour unions, the nature of the Trust Units, unlimited liability of Unitholders, income tax treatment of Newalta Fund, the mutual fund trust status of Newalta Fund, government budget proposals and the factors discussed under the headings "Information Respecting Newalta Corporation – Risk Factors Affecting the Business of Newalta Fund and Newalta" and "Information Respecting Newalta Corporation – Risks Related to the Structure of Newalta Fund" contained in the AIF and under the heading "Risk Factors" in this short form prospectus.

Many other factors could also cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and readers are cautioned that the foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The forward-looking statements in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Unless otherwise required by law, neither Newalta Fund nor the Underwriters intend, or assume any obligation, to update these forward-looking statements.

ORGANIZATION AND STRUCTURE OF NEWALTA INCOME FUND

Newalta Fund was established pursuant to the Deed of Trust and is governed by the laws of the Province of Alberta. Newalta Fund is an unincorporated open-end mutual fund trust. Newalta Fund owns all of the issued and outstanding Common Shares and Notes of Newalta and Newalta owns all of the issued and outstanding shares and notes of Newalta Industrial Services Inc. ("Newalta Industrial"). Each of Newalta and Newalta Industrial is governed by the *Business Corporations Act* (Alberta). Newalta is the corporation resulting from the amalgamation of Newalta Corporation and Newalta Acquisition Corporation which was effected on March 1, 2003 in connection with a Plan of Arrangement involving Newalta Fund, Newalta and Newalta Acquisition Corporation. On January 6,

2006, Newalta Industrial acquired all of the outstanding shares of, and amalgamated with, PSC Canada. See "Recent Developments – Acquisition of PSC Industrial Services Canada Inc.". The head and principal office of Newalta Fund is located at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9.

The principal undertaking of Newalta Fund is to hold, through its wholly-owned subsidiary, Newalta, the property and assets of Newalta. Newalta Fund's primary assets are currently the Common Shares and Notes of Newalta. Newalta Fund participates in the cash flow from the business carried on by Newalta and Newalta Industrial through its ownership of the Common Shares and Notes.

Through Newalta Fund, Unitholders participate in distributions from Newalta to the extent authorized by the trustees of Newalta Fund. In accordance with the terms of the Deed of Trust, Newalta Fund makes cash distributions to Unitholders of (i) the interest income earned from, and the repayments of principal on, the Notes, and (ii) dividends, if any, received on, and amounts, if any, received on the repurchase of, the Common Shares after expenses and capital expenditures, any cash redemptions of Trust Units, and other expenditures. Newalta endeavors to retain a portion of its cash flow over time to, among other things: (i) pay any costs, expenses or liabilities incurred or to be incurred by Newalta Fund; (ii) comply with the limits or restrictions contained in any loan agreement; and (iii) fund capital expenditures. Newalta endeavours to distribute the balance of its cash flow to Newalta Fund. The actual percentage retained by Newalta is subject to the discretion of the Board of Directors of Newalta and may vary from month to month.

BUSINESS OF NEWALTA

In this section, the reference to Newalta includes Newalta Corporation and Newalta Industrial Services Inc. Newalta is engaged in the processing and recovery of saleable products from waste materials. Since 1993, Newalta has applied and commercialized proven technologies to recover valuable products from waste, expanded its service offerings, entered new geographic markets and acquired complementary businesses. During this period, Newalta has experienced an average annual growth rate of approximately 30% in revenue. Approximately half of this growth was attributable to acquisitions while the balance was attributable to the development of new facilities and additional services at existing facilities.

Newalta serves a broad range of national and multi-national customers and is one of Canada's largest providers of industrial waste management services and a leader in the recovery and recycling of valuable products from waste streams. Newalta has a diverse customer base across multiple industry sectors (including upstream oil and gas, refining, petrochemical, pulp and paper, automotive, mining, forestry and manufacturing). In its two operating divisions, the Western Division ("Western") (formerly the Oilfield Division and Western Industrial Division) and the Eastern Division ("Eastern") (formerly the Eastern Industrial Division), Newalta employs over 1,700 people in its network of over 70 facilities across Canada.

Newalta's integrated network of facilities and services provides customers access to a wide range of service options, facility proximity, current technology, reduced costs and high standards for safety and environmental performance. A geographic (local, regional and national) and key customer account approach is taken to sales of services. The services offered in specific geographic markets are tailored to the demands of the market and utilize Newalta's operating and technical knowledge. Newalta competes with regional competitors or competitors for specific services, but, there is no single competitor on a national basis that offers the same set of comprehensive services through a national network of processing, treatment and disposal facilities.

Newalta has focused on investments in technology that are intended to maximize the recovery of products for resale and minimize the waste residues that require ultimate disposal. Several technologies have been applied through operating knowledge to various waste streams to recover crude oil from oilfield waste, re-refine used lubricating oil, process waste waters and aqueous sludges, recycle oil filters, redistill glycols and solvents and recycle frac sand and drilling mud. Technological developments have led to improved products and new market opportunities.

As a result of acquisitions completed in 2006, Newalta expanded service offerings in western Canada and reduced its exposure to commodity prices and drilling activity by extending its facility network into Ontario, Québec and Atlantic Canada. Also in 2006, Newalta concentrated on improving the efficiency of its collection network, developing processing technology at existing facilities and integrating acquisitions. Newalta anticipates revenue

growth from continued market development, specific service expansions, such as onsite services, drill site services and the acquisition of complementary businesses.

Western Division

Western operates 50 facilities with over 900 people in British Columbia, Alberta and Saskatchewan. Western is operated and managed as an integrated set of assets to provide a broad range of seamless waste management and recycling services. Western has approximately a 45% market share with regional competitors in each market segment, but no one competitor offers a similar integrated service package across the broad geographic market. For the nine months ended September 30, 2006 revenue was $260 million, representing 81.5% of Newalta's total revenue (based on the former Oilfield Division and Western Industrial Division).

For the nine months ended September 30, 2006, $57.3 million was invested in Western consisting of $10.5 million in maintenance capital investments, $23.3 million in growth capital expenditures and $23.5 million in acquisition expenditures. Capital expenditures consisted of productivity improvements, increased centrifuge capacity, routine maintenance investments and the expansion of services for onsite processes, drill site services and landfill development.

For a summary of the service offerings of Western, see "Information Respecting Newalta and Newalta Industrial – Oilfield Division" and "Information Respecting Newalta and Newalta Industrial – Industrial Division" in the AIF.

Eastern Division

In 2006, six acquisitions established Eastern. See "Recent Developments – Acquisition of PSC Industrial Services Canada Inc." and "Recent Developments – Acquisitions in Québec and Atlantic Canada". Eastern operates 24 facilities with over 600 people in Ontario, Québec and Atlantic Canada. Eastern is operated and managed as an integrated set of assets to provide a broad range of seamless industrial waste management and recycling services. Eastern has approximately a 15% market share with regional competitors in each market segment but no one competitor offering a similar comprehensive integrated service package across the broad geographic market. For the nine months ended September 30, 2006 revenue was $59 million, representing 18.5% of Newalta's total revenue (based on the former Eastern Industrial Division). Financial performance in 2006 reflects the timing of acquisitions and their relative contribution to the performance of Eastern.

For the nine months ended September 30, 2006, $150.7 million was invested in Eastern consisting of $5.2 million in maintenance capital investments, $8.5 million in growth capital expenditures and $137.0 million in acquisition expenditures. Capital expenditures consisted of facility improvements, productivity and efficiency increases and service expansion.

For a summary of the service offerings of Eastern, see "Information Respecting Newalta and Newalta Industrial – Central Division" in the AIF and "Recent Developments – Acquisitions in Québec and Atlantic Canada" in this short form prospectus.

Outlook

Future growth is expected to be driven by a combination of investments in existing operations as well as acquisitions of complementary businesses consistent with Newalta's growth over the past 10 years. The acquisitions and capital investments completed in 2006 expanded Newalta's geographic reach across Canada and reduced exposure to commodity prices and drilling activity. While maintaining growth in Western, Newalta anticipates continuing to invest in opportunities to exploit its position in the large eastern Canadian market by expanding services, transferring operating knowledge, adding new technologies, improving market coverage and enhancing productivity. These opportunities across Canada are expected to further diversify services and capitalize on Newalta's national network, organization, infrastructure and strong customer relationships.

RECENT DEVELOPMENTS

Newalta has acquired and integrated complementary businesses to expand its services and enter new geographic markets. Since 2002, Newalta has acquired 19 businesses, including the following acquisitions since January 1, 2006.

Acquisition of PSC Industrial Services Canada Inc.

On January 6, 2006, Newalta Industrial acquired all of the outstanding shares of PSC Canada (the "PSC Acquisition") for $120.4 million cash (including acquisition costs and working capital adjustments). Headquartered in Burlington, Ontario, PSC Canada provides industrial waste management and other environmental services to markets primarily in Ontario through its integrated network of facilities located in Hamilton, Windsor, Barrie, Toronto, Brantford and Fort Erie. The business is currently operated within Eastern. See "Business of Newalta – Eastern Division".

The PSC Acquisition was financed from credit facilities provided to Newalta by the Banks and a $70 million non-revolving term facility due 180 days from closing of the PSC Acquisition (the "Bridge Facility"). On March 3, 2006, Newalta Fund issued 7.0 million Trust Units for gross proceeds of $196.0 million ($185.7 million net) which were used to repay in full the Bridge Facility and the balance was applied to outstanding indebtedness under Newalta's credit facilities.

The PSC Acquisition and the assets acquired are described in greater detail in the BAR, which has been incorporated by reference into this short form prospectus. The BAR also contains audited annual financial statements of PSC Canada for the year ended December 31, 2004, unaudited comparative interim financial statements for the nine months ended September 30, 2005 and unaudited *pro forma* consolidated financial statements of Newalta Fund after giving effect to the PSC Acquisition.

Acquisition of Treeline Environmental Projects Corp. and Treeline Well Abandonment and Reclamation Ltd.

On June 1, 2006, Newalta acquired all of the outstanding shares of Calgary-based Treeline Environmental Projects Corp. and Treeline Well Abandonment and Reclamation Ltd. (collectively, "Treeline"). The two companies manage waste handling and abandonment operations for oil producers and drillers. The purchase price was $23.5 million (including acquisition costs and working capital adjustments). In addition, $1.8 million of retention bonuses is payable in connection with this acquisition to key shareholders over a four year period from closing.

Acquisitions in Québec and Atlantic Canada

Since August 2006, Newalta Industrial completed five acquisitions for a total combined purchase price of approximately $59 million (excluding transaction costs). The operations employ approximately 325 people based at 16 facilities in Québec and Atlantic Canada. Particulars of these acquisitions are as follows:

- On August 1, 2006, Newalta Industrial acquired the operating assets of Québec-based Norama Industries Inc., having a network of three facilities in Québec delivering industrial cleaning and environmental services to refinery, petrochemical, industrial and manufacturing companies.

- On October 6, 2006, Newalta Industrial acquired the operating assets of the hazardous waste and cleaning division of Services Matrec Inc. in Québec from TransForce Income Fund. The operations have a network of facilities throughout Québec with 130 people and provide collection, treatment and disposal of industrial wastes, soil and water treatment services and on-site industrial cleaning services.

- The most recently completed transaction in Québec closed on November 1, 2006 and involved the acquisition by Newalta Industrial of operating assets which provide environmental solutions and industrial waste management services to automotive and other industrial companies.

- With respect to expansion in Atlantic Canada, on August 31, 2006, Newalta Industrial acquired the assets of a business owning a waste transfer station in St. John's, Newfoundland and providing services to various industries in Newfoundland and Labrador, including offshore oil and gas companies. On December 7, 2006, Newalta Industrial acquired the operating assets of Dartmouth, Nova Scotia-based Matrix Environmental Inc. ("Matrix"). Matrix provided oil recovery, industrial waste management and other environmental services to offshore oil and gas producers and refiners as well as to industrial and municipal waste generators. Matrix operated a fleet of 13 centrifuges that extends Newalta's existing centrifuge operations and possesses a robotic tank cleaning process.

Potential Acquisitions

Newalta is involved in discussions concerning additional opportunities on a regular basis which individually or collectively could be material. Newalta cannot predict the outcome of the discussions but, as of the date hereof, Newalta has not reached an agreement on any material transaction.

Income Tax Announcement

On October 31, 2006, Finance announced proposed changes to the Tax Act, which, if enacted, would modify the taxation of certain flow-through entities including mutual fund trusts and their unitholders. The October 31, 2006 announcement was followed by the release of draft legislation by Finance on December 21, 2006. The 2006 Proposed Changes will apply to a SIFT trust and will apply a tax at the trust level on distributions of certain income from such SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate. Such distributions will be treated as dividends to the trust unitholders.

The 2006 Proposed Changes characterize a trust as a SIFT trust if the trust meets the following criteria: (i) the trust is resident in Canada; (ii) the units of the trust are listed on a stock exchange; and (iii) the trust holds one or more "non-portfolio properties".

Non-portfolio property of a trust includes certain Canadian real and resource property (which includes property, the value of which is derived principally from Canadian real and resource property) and investments in certain "subject entities". A subject entity is defined in the 2006 Proposed Changes to include a corporation resident in Canada, a trust resident in Canada and a Canadian resident partnership. An investment by a trust in a subject entity will be a non-portfolio property if the investment meets either (or both) of the following tests:

- The trust holds securities of the subject entity that have a total fair market value that is greater than 10% of the subject entity's "equity value". For this purpose the equity value of a subject entity that is a corporation (such as Newalta) is the total fair market value of all of the corporation's issued and outstanding shares.

- The trust holds securities of the subject entity that, together with all of the securities that the trust holds of entities affiliated with the subject entity, have a total fair market value that is greater than 50% of the equity value of the trust itself. For this purpose, a trust's equity value is the total fair market value of all of the income and capital interests of the trust.

Assuming that the detailed legislation relating to the 2006 Proposed Changes is released and enacted in accordance with the 2006 Proposed Changes it is expected that: (i) Newalta Fund will be a SIFT trust; (ii) the new distribution tax (subject to any undue expansion) will apply to Newalta Fund commencing in 2011; and (iii) distributions which have been subject to the new distribution tax will be characterized as dividends received from a taxable Canadian corporation for unitholders. See "Canadian Federal Income Tax Considerations".

The 2006 Proposed Changes permit "normal growth" for SIFT trusts throughout the transitional period between October 31, 2006 and December 31, 2010. However, "undue expansion" of a SIFT trust could cause the transitional relief to be revisited, and the 2006 Proposed Changes to be effective at a date earlier than January 1, 2011.

On December 15, 2006, Finance released guidelines on normal growth for income trusts and other flow-through entities (the "Guidelines"). Under the Guidelines, a trust will be able to increase its equity capital each year

during the grandfather period by an amount equal to the greater of $50,000,000 and a safe harbour amount. The safe harbour amount will be measured by reference to the trust's market capitalization as of the end of trading on October 31, 2006 (the "October 31 Market Capitalization"). The safe harbour for the intervening years up to 2011 will be as follows:

Time Period	Safe Harbour Amount
November 1, 2006 to December 31, 2007	40% of October 31 Market Capitalization
2008	20% of October 31 Market Capitalization
2009	20% of October 31 Market Capitalization
2010	20% of October 31 Market Capitalization

As the above-noted table illustrates, a trust can increase its equity capital by 100% of its October 31 Market Capitalization. As of October 31, 2006, Newalta Fund's market capitalization was approximately $1,218.2 million. Other aspects related to the Guidelines are as follows:

- The annual safe harbour amounts are cumulative.

- New equity for these purposes includes units and debt that is convertible into units.

- Replacing debt that was outstanding as of October 31, 2006 with new equity whether through a debenture conversion or otherwise, will not be considered growth for these purposes. New, non-convertible debt can also be issued without affecting the safe harbour; however, the replacement of that new debt with equity will be counted as growth. As of October 31, 2006, the outstanding debt of Newalta Fund (on a consolidated basis) was approximately $130.9 million.

- An issuance by a trust of new equity will not be considered growth to the extent that the issuance is made in satisfaction of the exercise by another person or partnership of a right in place on October 31, 2006 to exchange an interest in a partnership, or a share of a corporation, into that new equity.

- The merger of two or more trusts each of which was publicly-traded on October 31, 2006, or a reorganization of such a trust, will not be considered growth to the extent that there is no net addition to equity as a result of the merger or reorganization.

In addition, the 2006 Proposed Changes state that such proposals may be modified at any time with immediate effect to counter any structures which frustrate the policy objectives of the 2006 Proposed Changes.

If enacted, the 2006 Proposed Changes will likely have a material and adverse impact on Newalta Fund and its Unitholders. If an issuance of Trust Units were to constitute an undue expansion of Newalta Fund, resulting in the 2006 Proposed Changes being applicable prior to 2011, Newalta Fund, its Unitholders and the value of the Trust Units will be further adversely and materially affected. In the absence of final legislation implementing the 2006 Proposed Changes, the implications of the 2006 Proposed Changes are difficult to fully evaluate and no assurance can be provided as to the extent and timing of their application to Newalta Fund and its Unitholders. Prospective Unitholders are urged to consult their own tax advisors having regard to their own particular circumstances including the impact of the 2006 Proposed Changes on Newalta Fund and Unitholders.

Potential Pending Internal Reorganization

Management continues to pursue an advance tax ruling in respect of the previously announced internal reorganization and is reviewing the effect that the releases of the Department of Finance on October 31, 2006 and December 15, 2006 may have on the internal reorganization if the advance tax ruling is obtained. If an advance tax

ruling is obtained, management of Newalta currently believes that if the internal reorganization is completed, the earliest date of implementation will be in 2008.

CASH DISTRIBUTIONS

Income of Newalta Fund, which is distributed to Unitholders, is calculated by Newalta and approved by the trustees of Newalta Fund. Newalta Fund distributes distributable income on or about the 15th day of each calendar month or, if such day does not fall on a business day, the next following business day of the calendar month to Unitholders of record on the last business day of the previous month.

During 2006, distributions paid to Unitholders increased from $0.165 to $0.185 per Trust Unit (representing an increase of 12%). The following cash and Trust Unit distributions, as the case may be, have been made to Unitholders for the periods indicated.

Record Date	Payment Date	Per Trust Unit ($)	Total	
Distributions declared to Unitholders in 2006			Cash Distributed ($)	Trust Units Issued(1)
January 31, 2006	February 15, 2006	0.165	3,788,230	36,903
February 28, 2006	March 15, 2006	0.165	3,728,530	41,575
March 31, 2006	April 17, 2006	0.165	5,286,626	24,049
April 28, 2006	May 15, 2006	0.165	5,284,269	22,189
May 31, 2006	June 15, 2006	0.185	5,815,418	32,353
June 30, 2006	July 17, 2006	0.185	6,333,535	14,590
July 31, 2006	August 15, 2006	0.185	6,333,463	15,165
August 31, 2006	September 15, 2006	0.185	6,413,370	12,777
September 29, 2006	October 16, 2006	0.185	6,406,595	13,114
October 31, 2006	November 15, 2006	0.185	6,245,323	22,855
November 30, 2006	December 15, 2006	0.185	5,893,884	36,215
December 31, 2006	January 15, 2007	0.185	5,814,793	39,976
Total distributions declared to Unitholders in 2006		**2.14**	**67,344,036**	**311,761**

Note:

(1) Represents Trust Units issued to participants in the Distribution Reinvestment Plan of Newalta Fund.

Newalta Fund has paid a distribution of $0.185 per Trust Unit on January 15, 2007 to Unitholders of record on December 31, 2006. **Purchasers of Trust Units pursuant to the Offering are not eligible to receive the distribution that was paid on January 15, 2007. Purchasers of Trust Units pursuant to the Offering who continue to own such Trust Units at the close of business on January 31, 2007 will be entitled to participate in the distribution for the month of January 2007, payable on February 15, 2007.**

USE OF PROCEEDS

Repayment of Debt

The estimated net proceeds from the Offering will be approximately $74,000,000 after deducting the fees payable to the Underwriters in respect of such Trust Units and expenses of the Offering, estimated to be $385,000. The net proceeds from the Offering will be used to pay down outstanding indebtedness under the Term Facilities (as defined herein under the heading "Capitalization") borrowed to complete the Québec and Atlantic Canada acquisitions (See "Recent Developments – Acquisitions in Québec and Atlantic Canada") and the acquisition of Treeline (See "Recent Developments – Acquisition of Treeline Environmental Projects Corp. and Treeline Well Abandonment and Reclamation Ltd."). See also "Relationship Among Newalta, Newalta Income Fund and the Underwriters" and "Material Debt".

Capital Budget for 2007

After applying the net proceeds from the Offering to repay a portion of the outstanding indebtedness of Newalta, approximately $96 million of debt will be outstanding under the Term Facilities. The unutilized capacity under the Term Facilities and undistributed cash flow will be used to fund the capital budget of $148 million for

2007, consisting of $28 million in maintenance capital expenditures and $120 million in growth capital investments, and future growth.

CAPITALIZATION

The following table sets forth the consolidated capitalization of Newalta Fund as at September 30, 2006 both before and after giving effect to the Offering.

Designation	Authorized	Outstanding as at September 30, 2006, before giving effect to the Offering (4)	Outstanding as at September 30, 2006, after giving effect to the Offering (4)(5)
($000s, other than Trust Unit amounts)			
Long-Term Debt (1)(2).........	--	$131,413	$57,413
Trust Units(3)......................	unlimited	$391,612 (36,798,733 Trust Units)	$465,612 (39,798,733 Trust Units)

Notes:

(1) Term facilities have been provided to Newalta by the Banks in the total principal amount of $280 million (the "Term Facilities"). The Term Facilities are provided on an extendible revolving basis. The Term Facilities are primarily secured by charges on all present and future property of Newalta and Newalta Industrial. Such charges have been granted, among other things, by way of a floating charge debenture given by each of Newalta and Newalta Industrial. Borrowings under the Term Facilities may be made in either Canadian or United States dollars. The interest rates payable by Newalta under the Term Facilities vary based upon the applicable credit facility, the type of borrowing and Newalta's funded debt to earnings before interest, taxes, amortization and depreciation ratio.

(2) Excludes outstanding letters of guarantee of approximately $38.2 million as at September 30, 2006.

(3) In addition, there were 1,880,850 rights to acquire Trust Units outstanding as at January 18, 2007 pursuant to the Trust Unit Rights Incentive Plans of Newalta Fund as described in the Management Information Circular and Proxy Statement dated March 27, 2006 of Newalta Fund.

(4) Represents the aggregate long term debt as at September 30, 2006 in the amount of $88.3 million and indebtedness borrowed under the Term Facilities in connection with the acquisitions that closed on October 6, 2006, November 1, 2006 and December 7, 2006 in the aggregate amount of $43.1 million.

(5) After deducting expenses of the Offering estimated at $385,000 and applying the net proceeds from the Offering to repay the funds borrowed under the Term Facilities.

DETAILS OF THE OFFERING AND DESCRIPTION OF TRUST UNITS

The Offering consists of 3,000,000 Trust Units at a price of $26.10 per Trust Unit. Each Trust Unit represents an equal undivided beneficial interest in Newalta Fund and entitles the holder to one vote at meetings of Unitholders. All Trust Units outstanding from time to time are entitled to share equally in any distributions by Newalta Fund and, in the event of termination of Newalta Fund, in the net assets of Newalta Fund.

An unlimited number of Trust Units have been authorized and may be issued pursuant to the Deed of Trust. The Deed of Trust, among other things, provides for the calling of meetings of Unitholders, the conduct of the business thereof, notice provisions and the appointment and removal of the trustees of Newalta Fund. A special resolution approved by not less than $66^2/_3$% of the votes of Unitholders represented at a meeting is required to, among other things, amend the Deed of Trust or terminate Newalta Fund. The Deed of Trust also restricts non-resident ownership of Trust Units to less than a majority of the outstanding Trust Units at any time in order for Newalta Fund to maintain its status as a mutual fund trust under the Tax Act. See also "Information Respecting Newalta Income Fund – Limitation on Non-Resident Ownership" in the AIF. The foregoing is a summary of certain provisions of the Deed of Trust. For a more complete description, reference should be made to the Deed of Trust, copies of which may be viewed at the offices of, or obtained from, Newalta Fund and are available electronically at www.sedar.com.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either Newalta Fund or Newalta. As holders of Trust Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The market price of the Trust Units will be sensitive to, among other things, the anticipated distributable income from Newalta Fund, as well as a variety of market conditions including, but not limited to,

interest rates, commodity prices and the ability of Newalta Fund to maintain and grow revenues. Changes in market conditions may adversely affect the trading price of the Trust Units. See "Risk Factors".

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, Newalta Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation, as it does not carry on or intend to carry on the business of a trust company.

Newalta Fund is not a legally recognized entity within the relevant definitions of the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) and, in some cases, the *Winding Up and Restructuring Act* (Canada). As a result, in the event a restructuring of Newalta Fund were necessary, Newalta Fund would not be able to access the remedies available thereunder. In the event of a restructuring, the position of Unitholders may be different than that of the shareholders of a corporation.

MATERIAL DEBT

The Term Facilities are provided to Newalta by the Banks in the total principal amount of $280 million. The Term Facilities are provided on an extendible revolving basis. The Term Facilities are primarily secured by charges on all present and future property of Newalta and Newalta Industrial. Such charges have been granted, among other things, by way of a floating charge debenture given by each of Newalta and Newalta Industrial. Borrowings under the Term Facilities may be made in either Canadian or United States dollars. The interest rates payable by Newalta under the Term Facilities vary based upon the applicable credit facility, the type of borrowing and Newalta's funded debt to earnings before interest, taxes, amortization and depreciation ratio. The credit agreement under which the Term Facilities are made available to Newalta (the "Credit Agreement") contains representations and warranties, covenants and events of default customary for transactions of this nature, including a number of financial ratio tests which generally are to be satisfied on a quarterly basis.

The terms of the Credit Agreement and the related documents under which the Term Facilities are made available to Newalta contain provisions that ensure that the Banks have priority over the Unitholders in respect to the assets and income of Newalta and Newalta Industrial. Amounts due and owing to the Banks under the Term Facilities must be paid before any distributions can be made to Unitholders. This relative priority of payments could result in an interruption of distributions to Unitholders. See "Information Respecting Newalta Corporation - Risk Factors Affecting the Business of Newalta Fund and Newalta – Debt Service" as set out in the AIF, incorporated herein by reference.

As at December 31, 2006, a total of approximately $170 million was outstanding under the Term Facilities. The net proceeds of the Offering will be applied to repay a portion of the amount owing under the Term Facilities. This would leave a total of approximately $96 million outstanding under the Term Facilities following completion of the Offering. The Term Facilities may be redrawn by Newalta in the future to fund capital expenditures or for other corporate purposes.

PLAN OF DISTRIBUTION

Under an agreement dated as of January 9, 2007 (the "Underwriting Agreement") among Newalta Fund, Newalta and the Underwriters, Newalta Fund has agreed to sell and the Underwriters have severally agreed to purchase on January 26, 2007, or such other date as may be agreed upon by Newalta Fund and Newalta on the one hand, and the Underwriters on the other hand, subject to the terms and conditions contained therein, 3,000,000 Trust Units at a price of $26.10 per Trust Unit for aggregate gross proceeds of $78.3 million. In connection with the Offering, Newalta Fund has agreed to pay the Underwriters a fee of $1.305 per Trust Unit issued by Newalta Fund for an aggregate consideration of $3,915,000. The obligations of the Underwriters under the Underwriting Agreement are several and not joint and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. Subject to certain exceptions continued in the Underwriting Agreement, if an Underwriter fails to purchase the Trust Units which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Trust Units. The Underwriters are, however, obligated to take up and pay for all the Trust Units if any are purchased under the Underwriting Agreement. Newalta Fund has agreed to indemnify the Underwriters in certain circumstances. The

offering price for the Trust Units was determined by negotiation between Newalta, on behalf Newalta Fund, and CIBC World Markets Inc., on its own behalf and on behalf of the Underwriters.

Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing will occur on or about January 26, 2007 or such other date as Newalta Fund and the Underwriters may agree, but in any event, not later than January 31, 2007.

Newalta Fund has been advised by the Underwriters that, in connection with the Offering, the Underwriters may, subject to applicable laws, effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The TSX has conditionally approved the listing of the Trust Units distributed under this short form prospectus. Listing is subject to Newalta Fund fulfilling all of the listing requirements of the TSX on or before April 11, 2007.

Newalta Fund has agreed that, subject to certain stated exceptions set forth in the Underwriting Agreement, it will not, without the prior consent of CIBC World Markets Inc., on behalf of the Underwriters, which consent may not be unreasonably withheld, authorize, issue or sell any Trust Units or any securities giving the right to acquire Trust Units, or agree or announce any intention to do so, at any time prior to the expiry of 90 days following the closing of the Offering.

RELATIONSHIP AMONG NEWALTA, NEWALTA INCOME FUND AND THE UNDERWRITERS

CIBC World Markets Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and Scotia Capital Inc., four of the Underwriters, are subsidiaries of the Banks which are lenders to Newalta, and to which Newalta is presently indebted. Newalta issued the Notes to Newalta Fund and Newalta Fund owns all of the Common Shares. As a result of Newalta's indebtedness to the Banks, Newalta Fund may be considered a connected issuer of CIBC World Markets Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and Scotia Capital Inc. for the purposes of applicable Canadian securities legislation.

As at December 31, 2006, an aggregate of approximately $170 million was outstanding under the Term Facilities. Newalta has complied with the terms of the Credit Agreement governing the Term Facilities and none of the lenders thereunder have waived any breach by Newalta of such agreements since its execution. The Term Facilities are secured by, among other things, a debenture over the assets of Newalta. Neither the financial position of Newalta nor the value of the security under the Term Facilities has changed substantially since the indebtedness thereunder was incurred.

The decision to distribute the Trust Units hereunder and the determination of the terms of distribution were made through negotiations among Newalta, on behalf of Newalta Fund, and the Underwriters. The Banks did not have any involvement in such decision or determination; however, the Banks have been advised of the Offering and the terms thereof. As a consequence of the Offering, CIBC World Markets Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and Scotia Capital Inc. will receive their respective shares of the Underwriters' fee and the Banks will receive a repayment of a portion of Newalta's outstanding indebtedness as described under "Use of Proceeds".

PRICE RANGE AND TRADING VOLUME OF TRUST UNITS

The Trust Units have been traded on the TSX under the symbol "NAL.UN" since March 6, 2003. The following table sets forth the market price ranges and the aggregate volume of trading of the Trust Units on the TSX for the periods indicated:

Period	High ($)	Low ($)	Close ($)	Volume (Trust Units)
2007				
January (1 to 17)	28.25	25.27	25.27	1,018,792
2006				
December	28.76	26.31	28.15	1,982,821
November	27.85	22.71	26.69	4,266,644
October	35.00	30.65	33.09	1,613,661
September	33.65	31.25	32.13	1,418,987
August	33.00	31.05	32.34	1,751,935
July	32.95	30.06	31.20	1,745,535
June	32.75	27.87	32.68	1,739,376
May	33.80	29.66	31.75	3,849,120
April	32.25	29.51	32.05	1,511,656
March	29.75	26.80	29.60	3,265,967
February	30.05	27.25	27.60	1,664,492
January	29.33	26.25	28.25	1,625,653

On January 9, 2007, the last trading day prior to the announcement of the Offering, the closing price of the Trust Units on the TSX was $26.71 per Trust Unit. On January 17, 2007, the last trading day prior to the date of this short form prospectus, the closing price of the Trust Units on the TSX was $25.27 per Trust Unit.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Bennett Jones LLP, counsel to Newalta Fund and Stikeman Elliott LLP, counsel to the Underwriters, (collectively, "Counsel"), the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations applicable to purchasers of Trust Units issued hereunder. This summary is only applicable to persons who, for the purposes of the Tax Act, are resident in Canada, deal at arm's length, and are not affiliated, with Newalta Fund and will hold the Trust Units as capital property. Trust Units will generally constitute capital property to a Unitholder unless the Unitholder holds the Trust Units in the course of carrying on a business or is engaged in an adventure or concern in the nature of trade with respect to the Trust Units. Certain Unitholders, other than traders or dealers in securities, whose Trust Units might not otherwise qualify as capital property may be entitled to so qualify their Trust Units by making the irrevocable election permitted by subsection 39(4) of the Tax Act in respect of the Unitholders' "Canadian securities", within the meaning of the Tax Act. Unitholders interested in making this election should consult their own tax advisers, having regard to their own particular circumstances.

This summary is not applicable: (i) to a Unitholder that is a "financial institution", as defined in section 142.2 of the Tax Act; (ii) to a Unitholder that is a "specified financial institution", as defined in subsection 248(1) of the Tax Act; and (iii) to a Unitholder an interest in which would be a "tax shelter investment", as defined in section 143.2 of the Tax Act. Any such Unitholders should consult their own tax advisors with respect to an investment in the Trust Units.

This summary is based on the provisions of the Tax Act and the Regulations in force as of the date hereof, Counsels' understanding of the current published administrative practices and policies of the Canada Revenue Agency (the "CRA") and all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of Finance prior to the date of the Offering (the "Proposed Amendments"). This summary assumes that the Proposed Amendments will be enacted in their current form. However, there can be no assurance that the Proposed Amendments will be enacted in their current form or at all. Except as specifically noted herein, this summary does not otherwise take into account proposed or possible changes in law, whether by judicial or legislative action, or changes in the administrative practices and policies of the CRA. This summary does not consider the income tax legislation of any of the provinces of Canada, nor does it consider the income tax legislation of any foreign country.

This summary is of a general nature only and is not intended to be, and it should not be construed to be, legal or tax advice to any prospective purchaser of Trust Units. The tax liability of a Unitholder will depend on such holder's personal circumstances, including the legal characterization of the holder as an individual, corporation, trust or partnership and whether the holder is an Exempt Plan. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the income tax consequences associated with purchasing, holding and disposing of Trust Units issued hereunder, having regard to their own particular circumstances.

Status of Newalta Fund

This summary assumes that Newalta Fund qualifies as a "mutual fund trust" (as defined by the Tax Act) on the date hereof, and will continue to so qualify thereafter for the duration of its existence. Based on facts represented to Counsel in the form of an officer's certificate, Counsel is of the view that such assumptions are reasonable. In the event Newalta Fund does not qualify as a mutual fund trust, the income tax considerations would in some respects be materially different from those described below.

2006 Proposed Changes

On October 31, 2006, Finance announced a Tax Fairness Plan which, in part, proposed changes to the manner in which certain flow-through entities and the distributions from such entities are taxed. On December 21, 2006, Finance released draft amendments to the Tax Act to implement some of those changes. Finance has invited constructive commentary on the technical aspects of the draft amendments to the Tax Act prior to January 31, 2007, following which Finance has indicated that it will introduce legislation to implement all components of the Tax Fairness Plan. The summary below is based strictly on the general information found in the background paper issued by Finance at the time of the October 31, 2006 announcement (which is not legislation), the Guidelines, and the draft amendments to the Tax Act released on December 21, 2006. No assurance can be given that the final legislation implementing the 2006 Proposed Changes will be consistent with the foregoing or that Canadian federal income tax law respecting income trusts and other flow-through entities will not be further changed in a manner which adversely affects Newalta Fund and its Unitholders. To the extent that changes, including the 2006 Proposed Changes, are implemented, such changes could result in the income tax considerations described below being materially different in certain respects. The 2006 Proposed Changes, if enacted, would apply a tax on certain income earned by a SIFT trust, as well as taxing the taxable distributions received by investors from such entities as dividends.

Pursuant to the 2006 Proposed Changes, Newalta Fund will constitute a SIFT trust and, as a result, Newalta Fund and its Unitholders will be subject to the 2006 Proposed Changes. It is assumed for the purposes of this summary that Newalta Fund will be characterized as a SIFT trust.

Subject to the "undue expansion" issue discussed below, as currently drafted, for income trusts the units of which were publicly traded as of October 31, 2006, such as Newalta Fund, there will be a four year transition period and the 2006 Proposed Changes will not apply until 2011. However, the 2006 Proposed Changes also indicate that the application date of 2011 is subject to the possible need to foreclose inappropriate new avoidance techniques. The 2006 Proposed Changes indicate that, as an example, while there is now no intention to prevent existing income trusts from "normal growth" prior to 2011, any "undue expansion" of an existing income trust (such as might be attempted through the insertion of a disproportionately large amount of additional capital) could cause this to be revisited. On December 15, 2006, Finance issued the Guidelines. The Guidelines indicate that no change will be recommended to the 2011 date in respect of any SIFT whose equity capital grows as a result of issuances of new equity (which includes trust units, debt that is convertible into trust units, and potentially other substitutes for such equity), before 2011, by an amount that does not exceed the greater of $50 million and an objective "safe harbour" amount based on a percentage of the SIFT's market capitalization as of the end of trading on October 31, 2006 (measured in terms of the value of a SIFT's issued and outstanding publicly-traded units, not including debt, options or other interests that were convertible into units of the SIFT). For the period from November 1, 2006 to the end of 2007, the Guidelines provide that a SIFT's safe harbour will be 40% of the October 31, 2006 benchmark. Management has advised Counsel that, in the case of Newalta Fund, the aggregate of the offering of Trust Units pursuant to this prospectus will not exceed the applicable limit of 40% equity growth for the period extending from November 1, 2006 to December 31, 2007 and thus should not, by themselves, cause Newalta Fund to be subject to the 2006 Proposed Changes prior to 2011. It is therefore assumed, for the purposes of this summary, that Newalta

Fund will not be subject to the 2006 Proposed Changes until January 1, 2011. However, under the 2006 Proposed Changes, in the event that Newalta Fund issues additional Trust Units or convertible debentures (or other equity substitutes) on or before 2011, Newalta Fund may become subject to the 2006 Proposed Changes prior to 2011. **No assurance can be provided that the 2006 Proposed Changes will not apply to Newalta Fund prior to 2011.**

Taxation of Newalta Fund

Subject to the 2006 Proposed Changes, in each taxation year, Newalta Fund will be subject to tax under Part I of the Tax Act on its income for the year, including net realized taxable capital gains, less the portion thereof that it deducts in respect of amounts paid or payable in the year to Unitholders, whether paid in cash or in additional Trust Units. An amount will be considered to be payable to a Unitholder in a taxation year if the Unitholder is entitled in that year to enforce payment of the amount. The taxation year of Newalta Fund is the calendar year.

Newalta Fund's income for a taxation year will generally consist of: (i) interest on the Notes that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, to the extent that the interest was not included in computing its income for a preceding taxation year; (ii) dividends (if any) received, or deemed to have been received, by it on the Common Shares; and (iii) any capital gains realized by it, including on the transfer of securities to a Unitholder in respect of a redemption of Trust Units. In computing its income for tax purposes, Newalta Fund may deduct reasonable administrative costs, interest, and other expenses incurred by it for the purpose of earning income and 20% of the total issue expenses of the Offering and other offerings of Trust Units or debt (pro-rated where Newalta Fund's taxation year is less than 365 days), to the extent such expenses were not otherwise deductible in a preceding taxation year.

Under the Deed of Trust, an amount equal to all of the income of Newalta Fund, together with the non-taxable portion of any net capital gains realized by Newalta Fund, but excluding capital gains arising on a distribution of securities upon a redemption of Trust Units which are payable and designated by Newalta Fund to redeeming Unitholders, will be payable in the year to the holders of the Trust Units by way of cash distributions or, in certain circumstances specified in the Deed of Trust, by the issuance of additional Trust Units. Subject to the 2006 Proposed Changes, income of Newalta Fund payable to Unitholders, whether in cash or additional Trust Units, will generally be deductible by Newalta Fund in computing its taxable income. The Deed of Trust provides that any capital gain realized by Newalta Fund as a result of the distribution of securities on the redemption of Trust Units may be designated as a capital gain payable to the redeeming Unitholder, and the taxable portion thereof must be included in computing the income of the redeeming Unitholder and will be deductible by Newalta Fund.

For purposes of the Tax Act and in accordance with the Deed of Trust, Newalta Fund will claim the maximum deductions available to Newalta Fund or such lesser amounts as the Trustees may determine to be in the best interests of Unitholders for the purposes of computing its income pursuant to the provisions of the Tax Act to the extent required to reduce the taxable income of Newalta Fund to nil. The Deed of Trust also permits Newalta Fund to make various elections to tax income or capital gains distributed to Unitholders in Newalta Fund in circumstances, for example, where Newalta Fund has non-capital loss carry forwards or capital loss carry forwards that can be deducted against any such amounts. Counsel has been advised that it is expected that Newalta Fund will generally not be liable for any material amount of income tax under Part I of the Tax Act in respect of any taxation year.

Under the 2006 Proposed Changes, on the basis that Newalta Fund is a SIFT trust, once it becomes subject to the 2006 Proposed Changes (which is anticipated to be, subject to any "undue expansion", deferred until January 1, 2011), Newalta Fund will no longer be able to deduct any part of the amounts payable to Unitholders in respect of: (i) income from businesses it carries on in Canada or from its non-portfolio properties (exceeding any losses for the taxation year from businesses or non-portfolio properties); and (ii) taxable capital gains from its dispositions of non-portfolio properties (exceeding its allowable capital losses from the disposition of such properties). A deduction is permitted for dividends received by a SIFT trust where the dividends could have been deducted if the SIFT trust were a corporation. "Non-portfolio properties" include: (i) Canadian real and resource properties if the total fair market value of such properties is greater than 50% of the equity value of the SIFT trust itself; (ii) a property that the SIFT trust (or a non-arm's length person or partnership) uses in the course of carrying on a business in Canada; and (iii) securities of a subject entity if the SIFT trust holds securities of the subject entity that have a fair market value greater than 10% of the subject entity's equity value or if the SIFT trust holds securities of the subject entity or its affiliates that have a total fair market value greater than 50% of the SIFT trust's equity value. A subject

entity includes corporations resident in Canada, trusts resident in Canada, and Canadian resident partnerships. It is expected that the Common Shares and Notes will be non-portfolio properties for this purpose. Income which a SIFT is unable to deduct will be taxed in the SIFT at rates of tax comparable to the combined federal and provincial corporate tax rate. For 2011, the 2006 Proposed Changes state that the combined rate would be 31.5%. As currently drafted, the 2006 Proposed Changes do not change the tax treatment of distributions that are paid as returns of capital.

Taxation of Trust Unitholders

Subject to the 2006 Proposed Changes, pursuant to the existing provisions of the Tax Act, a Unitholder will generally be required to include in income for a particular taxation year the portion of income of Newalta Fund computed for tax purposes, including net realized taxable capital gains, that is paid or payable to the Unitholder in that particular taxation year, whether paid in cash or in additional Trust Units. In addition, any deduction or loss of Newalta Fund for purposes of the Tax Act cannot be allocated to and treated as a loss of the Unitholders. Pursuant to the 2006 Proposed Changes, commencing in 2011, taxable distributions from Newalta Fund received by investors and paid from Newalta Fund's after tax income would generally be deemed to be received as taxable dividends from a taxable Canadian corporation. Such dividends will be subject to the gross-up and dividend tax credit provisions in respect of Unitholders who are individuals. Under Proposed Amendments released June 29, 2006, the dividend tax credit applicable to certain "eligible dividends" will increase. Under the 2006 Proposed Changes, the dividends deemed to be paid by Newalta Fund will be deemed to be "eligible dividends" and would therefore benefit from the enhanced gross-up and dividend tax credit rules of the Tax Act.

Provided that appropriate designations are made by Newalta Fund, such portions of its net taxable capital gains and taxable dividends received from taxable Canadian corporations as are paid or payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. Amounts that are treated as taxable dividends from taxable Canadian corporations will be subject, among other things, to the normal gross-up and dividend tax credit provisions applicable in respect of Unitholders that are individuals, the refundable tax under Part IV of the Tax Act in respect of Unitholders that are private corporations and certain other corporations controlled directly or indirectly by or for the benefit of an individual or related group of individuals, and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations.

The non-taxable portion of net realized capital gains (being one-half thereof) of Newalta Fund that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the income of Newalta Fund that is paid or payable by Newalta Fund to a Unitholder in a year will not generally be included in the Unitholder's income for the year. However, where such an amount is paid or payable to a Unitholder, other than as proceeds of disposition of Trust Units, such payment will give rise to a reduction in the adjusted cost base of the Trust Units held by such Unitholder, except to the extent that the amount was either included in the income of the Unitholder as described above or was the Unitholder's share of the non-taxable portion of the net capital gains of Newalta Fund, the taxable portion of which was designated by Newalta Fund in respect of the Unitholder. If the adjusted cost base of a Unitholder's Trust Units becomes negative as a result of such reduction, the negative amount is deemed to be a capital gain in the year such negative amount arises and is added to the adjusted cost base of such Trust Units.

The cost to a Unitholder of Trust Units acquired pursuant to the Offering will equal the purchase price of the Trust Units plus the amount of any reasonable costs incurred by the Unitholder in connection therewith. The cost to a Unitholder of additional Trust Units received in lieu of a cash distribution will generally be the amount of Newalta Fund's income or capital gains which is paid or payable by the distribution of such Trust Units. The cost of Trust Units, whether acquired pursuant to the Offering, on a distribution from Newalta Fund, or otherwise, will generally be averaged with the adjusted cost base of all other Trust Units held by the Unitholder as capital property immediately before such acquisition to determine the adjusted cost base of each Trust Unit.

Upon the disposition or deemed disposition by a Unitholder of Trust Units, whether on a redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the Unitholder's proceeds of disposition (excluding any amount payable by Newalta Fund that must otherwise be included in the Unitholder's income as described above) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of such Trust Units and any reasonable costs associated with the disposition.

A Unitholder will be required to include one-half of the amount of any capital gain (a "taxable capital gain") in income, and will be required to deduct one-half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized in the year of disposition. Allowable capital losses in excess of taxable capital gains in the year of disposition may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following years against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act. Where a Unitholder that is a corporation or trust (other than a mutual fund trust) disposes of a Trust Unit, any capital loss arising on the disposition will generally be reduced by the amount of distributions designated as taxable dividends previously distributed to the Unitholder except to the extent that a loss on the previous disposition of a Trust Unit has been reduced by such dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Trust Units.

A Unitholder which is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) will be subject to a refundable tax of 6 ⅔% in respect of its aggregate investment income for the year, including taxable capital gains and substantially all the income, other than taxable dividends, distributed to the Unitholder by Newalta Fund.

In general terms, net income of Newalta Fund paid or payable to a Unitholder who is an individual, that is designated as taxable dividends or as net realized taxable capital gains, and taxable capital gains realized on the disposition of Trust Units by a Unitholder who is an individual, may be subject to alternative minimum tax depending on the Unitholder's circumstances.

Pursuant to the Deed of Trust, the Trustees are permitted, in certain circumstances, to transfer securities held by Newalta Fund to a Unitholder on a redemption of Trust Units in an amount equal to the cash redemption price. If Newalta Fund satisfies a redemption of Trust Units by transferring securities, the proceeds of disposition to a Unitholder on such redemption will generally equal the fair market value of the securities transferred less the capital gain realized by Newalta Fund on the redemption of such Trust Units (which capital gain will be designated and made payable by Newalta Fund to the Unitholder), and in the case of Notes (or other indebtedness), the amount of accrued interest thereon. Where a capital gain realized by Newalta Fund as a result of the distribution of securities on the redemption of Trust Units has been designated and made payable by Newalta Fund to a redeeming Unitholder, the Unitholder will be required to include in income the taxable portion of the capital gain so payable. The cost of securities to a Unitholder acquired in respect of such redemption will generally be equal to the fair market value of the securities on the date of transfer, less, in the case of a transfer of Notes (or other indebtedness), the amount of accrued interest thereon. Subsequently, a Unitholder will be required to include in income interest on the Notes (or other indebtedness) in accordance with the provisions of the Tax Act. To the extent that a Unitholder is required to include in income accrued interest on the Notes (or other indebtedness) up to the date of transfer, an offsetting deduction is available. Unitholders should consult their own tax advisors on the tax consequences of acquiring, holding and disposing of any securities acquired from Newalta Fund on a redemption of Trust Units, having regard to their own particular circumstances.

Tax Exempt Trust Unitholders

Subject to the specific provisions of any particular plan and provided that Newalta Fund maintains its status as a mutual fund trust, as defined in the Tax Act, the Trust Units will constitute qualified investments for Exempt Plans. Exempt Plans (and the annuitants of such plans) who redeem their Trust Units in circumstances which entitle them to securities held by Newalta Fund should consult their own tax advisors with regard to whether the securities which they receive will constitute a qualified investment for such Exempt Plans. If such securities do not constitute a qualified investment for an Exempt Plan, negative tax consequences can result. For example, where a trust governed by a RRSP or RRIF acquires securities which are not a qualified investment, the value of such securities will be included in the income of the annuitant in the year of acquisition. Also, trusts governed by RESPs can have their registration revoked by the CRA if they acquire securities which are not a qualified investment. Although the 2006 Proposed Changes will not modify the eligibility for investment of Trust Units for the above-noted plans, it is expected that the 2006 Proposed Changes will reduce the amount of cash available for distributions on the Trust Units commencing in 2011.

Exempt Plans will generally not be liable for tax in respect of any distributions received from Newalta Fund or any capital gains realized on the disposition of any Trust Units.

RISK FACTORS

A prospective purchaser of Trust Units should carefully consider the information described in the Management's Discussion and Analysis of Newalta Fund for the year ended December 31, 2005 and for the three and nine months ended September 30, 2006 as well as information described under the headings "Information Respecting Newalta Corporation - Risk Factors Affecting the Business of Newalta Fund and Newalta" and "Information Respecting Newalta Corporation - Risks Related to the Structure of Newalta Fund" set forth in the AIF, all of which is incorporated by reference in this short form prospectus. In addition to the foregoing, prospective purchasers of Trust Units should consider the other information set forth below or contained elsewhere in this short form prospectus and in the documents incorporated by reference. In this section, the reference to Newalta includes Newalta Corporation and Newalta Industrial Services Inc.

Income Tax Matters

It is expected that the 2006 Proposed Changes, if enacted in their currently proposed form, will subject Newalta Fund to trust level taxation beginning on January 1, 2011, which will materially reduce the amount of cash available for distributions to Unitholders. Based on the proposed rate of such tax, Newalta Fund estimates that the enactment of the 2006 Proposed Changes will, commencing on January 1, 2011, reduce the amount of cash available to Newalta Fund to distribute to its Unitholders by an amount equal to 31.5% multiplied by the amount of the pre-tax income distributed by Newalta Fund. A reduction in the value of the Trust Units would be expected to increase the cost to Newalta Fund of raising capital in the public capital markets. There can be no assurance that Newalta Fund will be able to reorganize its legal and tax structure to reduce the expected impact of the 2006 Proposed Changes. In addition, there can be no assurance that Newalta Fund will be able to maintain its grandfathered status under the 2006 Proposed Changes until 2011. If Newalta Fund is deemed to have undergone "undue expansion" during the transitional period from October 31, 2006 to December 31, 2010, the 2006 Proposed Changes would become effective on a date earlier than January 1, 2011. Loss of grandfathered status could have a material and adverse effect on the value of the Trust Units.

No assurance can be given as to the final provisions of any legislation that may be enacted to implement the 2006 Proposed Changes. The terms of such provisions may differ from those of the 2006 Proposed Changes described herein, possibly in ways that would be materially adverse to Newalta Fund and the Unitholders.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Newalta Fund are Deloitte & Touche LLP, Chartered Accountants, Suite 3000, 700 – 2nd Street S.W., Calgary, Alberta T2P 0S7.

The transfer agent and registrar for the Trust Units is Valiant Trust Company at its principal office in Calgary, Alberta and Equity Transfer Services Inc. at its principal office in Toronto, Ontario.

ELIGIBILITY FOR INVESTMENT

In the opinion of Counsel, provided Newalta Fund qualifies as a mutual fund trust under the Tax Act, the Trust Units will, at the date of issue, be qualified investments for trusts governed by Exempt Plans.

LEGAL MATTERS

Certain legal matters relating to the offering of the Trust Units will be passed upon by Bennett Jones LLP on behalf of Newalta Fund and Newalta and by Stikeman Elliott LLP on behalf of the Underwriters. As at the date hereof, partners and associates of Bennett Jones LLP and Stikeman Elliott LLP as a group beneficially own, directly or indirectly, less than 1% of the outstanding Trust Units.

MATERIAL CONTRACTS

The following contracts may be material to an investor in Trust Units:

(a) the Deed of Trust;

(b) the note indenture between Newalta and Valiant Trust Company governing the issuance of the Notes; and

(c) the Underwriting Agreement.

Copies of each of the foregoing agreements may be inspected during regular business hours at the offices of Newalta Fund, at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta, until the expiry of the 30-day period following the date of this short form prospectus. Copies of each of the foregoing agreements are also available on www.sedar.com.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to Newalta Fund to which Newalta Fund or Newalta is a party or in respect of which any of their respective properties are subject, nor are there any such proceedings known to Newalta Fund or Newalta to be contemplated.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENTS

Consent Of Deloitte & Touche LLP

We have read the short form prospectus of Newalta Income Fund ("Newalta Fund") dated January 18, 2007 qualifying the distribution of 3,000,000 trust units of Newalta Fund. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the unitholders of Newalta Fund on the consolidated balance sheets of Newalta Fund as at December 31, 2005 and 2004 and the consolidated statements of operations and accumulated earnings and cash flows for the years then ended. Our report was dated February 28, 2006.

Calgary, Canada
January 18, 2007

(SIGNED) "Deloitte & Touche LLP"
Chartered Accountants

Consent Of Grant Thornton LLP

We have read the short form prospectus of Newalta Income Fund ("Newalta Fund") dated January 18, 2007 qualifying the distribution of 3,000,000 trust units of Newalta Fund. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholder of PSC Industrial Services Canada Inc. ("PSC Canada") on the consolidated balance sheet of PSC Canada as at December 31, 2004 and the consolidated statements of operations, shareholder's equity and cash flows for the year then ended. Our report was dated January 20, 2006.

New York, New York
January 18, 2007

(SIGNED) "Grant Thornton LLP"

CERTIFICATE OF NEWALTA INCOME FUND

January 18, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of Alberta, British Columbia, Manitoba, Ontario and Québec. For the purpose of the Province of Québec, this simplified prospectus, together with the documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

NEWALTA INCOME FUND by
NEWALTA CORPORATION, as Administrator

(SIGNED) Alan P. Cadotte
President and Chief Executive Officer

(SIGNED) Ronald L. Sifton
Senior Vice President, Finance and
Chief Financial Officer

On behalf of the Board of Directors

(SIGNED) R. Vance Milligan, Q.C.
Director

(SIGNED) R.H. (Dick) Pinder
Director

CERTIFICATE OF THE UNDERWRITERS

January 18, 2007

To the best of our knowledge, information and belief, the foregoing, together with the documents incorporated herein by reference constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of Alberta, British Columbia, Manitoba, Ontario and Québec. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, together with the documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

CIBC WORLD MARKETS INC.

(SIGNED) Michael W. de Carle

BMO NESBITT BURNS INC.	**RBC DOMINION SECURITIES INC.**
(SIGNED) Danny C. Mah	(SIGNED) Gordon M. Ritchie

CANACCORD CAPITAL CORPORATION	**ORION SECURITIES INC.**	**SCOTIA CAPITAL INC.**	**SPROTT SECURITIES INC.**
(SIGNED) Karl B. Staddon	(SIGNED) Lee A. Pettigrew	(SIGNED) Philip I. Lieberman	(SIGNED) Brian K. Petersen

File No. 82-34834

NEWALTA

File No. 82-34834

STIKEMAN ELLIOTT

Stikeman Elliott LLP Barristers & Solicitors

4300 Bankers Hall West, 888 - 3rd Street S.W., Calgary, Alberta T2P 5C5
Tel: (403) 266-9000 Fax: (403) 266-9034 www.stikeman.com

Direct: (403) 266-9000
Fax: (403) 266-9034

SEC MAIL PROCESSING RECEIVED JAN 2007 WASH. D.C. 186

DELIVERED BY SEDAR

January 18, 2007

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers

CONSENT

Dear Sirs:

Re: Newalta Income Fund
Final Short Form Prospectus dated January 18, 2007

We refer to the final short form prospectus dated January 18, 2007 (the "**Prospectus**") of Newalta Income Fund (the "**Fund**") relating to the issuance and sale of trust units of the Fund.

We hereby consent to the references to our firm name, and to the reference to our opinions, on the cover page of the Prospectus and under the headings "Canadian Federal Income Tax Considerations" and "Legal Matters".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions referred to above or that is within our knowledge as a result of the services we provided in connection with such opinions.

This letter is solely for the information of the addressees set forth above in connection with the Prospectus and is not to be relied upon by any other party or for any other purpose.

Yours truly,

Stikeman Elliott LLP

Stikeman Elliott LLP

CALGARY
VANCOUVER
TORONTO
MONTREAL
OTTAWA
NEW YORK
LONDON
SYDNEY

340193 v1

File No. 82-34834

BENNETT JONES LLP

4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219
www.bennettjones.ca

January 18, 2007

British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers

Dear Sirs/Mesdames:

Re: Final Short Form Prospectus of Newalta Income Fund

We refer to the final short form prospectus of Newalta Income Fund (the "Fund") dated January 18, 2007 (the "Prospectus"), relating to the issue of 3,000,000 trust units of the Fund.

We hereby consent to being named in the Prospectus as counsel to the Fund and to the references to Bennett Jones LLP on the face page of the Prospectus and under the headings "Canadian Federal Income Tax Considerations" and "Legal Matters" in the Prospectus.

Pursuant to subsection 4.4(2) of National Instrument 44-101, we confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinions referred to under "Canadian Federal Income Tax Considerations" and "Eligibility for Investment" or that are within our knowledge as a result of our participation in the preparation of such opinions.

This letter is provided solely for the purpose of assisting you in discharging your responsibilities and should not be relied on by any other person for any other purpose.

Yours truly,

"Bennett Jones LLP"

File No. 82-34834

Grant Thornton

January 18, 2007

Alberta Securities Commission
Autorité des marchés financiers
British Columbia Securities Commission
Ontario Securities Commission
The Manitoba Securities Commission
Re: Newalta Income Fund

Dear Mesdames/Sirs:

We refer to the short form prospectus of Newalta Income Fund (the "Fund") dated January 18, 2007 qualifying the distribution of 3,000,000 trust units of the Fund (the "Prospectus").

We consent to the use, through incorporation by reference in the Prospectus, of our report to the shareholder of PSC Industrial Services Canada Inc. on the consolidated balance sheet as at December 31, 2004 and the consolidated statements of operations, shareholder's equity and cash flows for the year then ended. Our report was dated January 20, 2006.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

/s/ GRANT THORNTON LLP

THE CHRYSLER CENTER
666 Third Avenue
New York, New York 10017
T 212.599-0100
F 212.370-4520
W www.grantthornton.com

GRANT THORNTON LLP
US Member of Grant Thornton International

File No. 82-34834

Deloitte.

Deloitte & Touche LLP
3000 Scotia Centre
700 Second Street S.W.
Calgary AB T2P 0S7
Canada

Tel: (403) 267-1700
Fax: (403) 264-2871
www.deloitte.ca

January 18, 2007

To the Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec

Dear Sirs/Mesdames:

RE: Newalta Income Fund (the "Fund")

We refer to the short form prospectus of the Fund dated January 18, 2007 qualifying the distribution of 3,000,000 trust units of the Fund at a price of $26.10 per trust unit.

We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated February 28, 2006 to the unitholders of the Fund on the following financial statements:

- Consolidated balance sheets as at December 31, 2005 and 2004;
- Consolidated statements of operations and accumulated earnings and cash flows for the years ended December 31, 2005 and 2004.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(signed) "Deloitte & Touche LLP"

Chartered Accountants